15115 Park Row, Suite 300 | Houston, TX 77084 281.674.0100 tel | 281.674.0101 fax | rig.net

May 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Courtney Lindsay

Re:	RigNet, Inc.

Registration Statement on Form S-3

File No. 333-217867

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. ET on June 2, 2017, or as soon thereafter as is practicable.

Please contact Brian P. Fenske, Esq. of Norton Rose Fulbright US LLP at (713) 651-5557 with any questions you may have regarding this request. In addition, please notify Mr. Fenske by telephone when this request for acceleration has been granted.

Very truly yours,

RigNet, Inc.

By:	/s/ Charles E. Schneider
Name:	Charles E. Schneider
Title:	Senior VP and CFO

cc: Brian P. Fenske, Norton Rose Fulbright US LLP

via email to brian.fenske@nortonrosefulbright.com